UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: November 28, 2007

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The Company’s parent Company, Priortech Ltd (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, a new accounting standard (Accounting Standard No. 30 of the Israel Accounting Standard Board which was published in March 2007 (the “Standard”)).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for March 31st and June 30th, 2007, were given in the Company’s two previous reports concerning the Standard, dated June 3rd and September 3rd, 2007.

The net amount of capitalized development expenses reflected on Priotech’s consolidated statement for September 30, 2007 is NIS 22,067 thousands or US$ 5,509 thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on March 31st, 2007, Camtek opened forward positions in US Dollars on the NIS exchange rate. The opened forward positions as of September 30th, 2007, are displayed in the following table:

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Amount	Repayment date	Transaction date	Exchange Rate NIS/US$	Fair Value

$500,000	26.10.07	08.05.07	3.95	NIS	6,397

$500,000	27.11.07	08.05.07	3.95	NIS	12,541

$500,000	24.12.07	08.05.07	3.95	NIS	17,087

$500,000	24.12.07	07.06.07	4.3	NIS	(766)

$500,000	24.12.07	07.06.07	4	NIS	27,581

$500,000	24.12.07	09.05.07	3.95	NIS	(17,075)

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